Filing under Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Jazz Pharmaceuticals, Inc.

Subject Company: Jazz Pharmaceuticals, Inc.

SEC File No. of Jazz Pharmaceuticals, Inc.: 001-33500

The following transcript of the joint presentation by Jazz Pharmaceuticals, Inc. (“Jazz Pharmaceuticals”) and Azur Pharma Limited (“Azur Pharma”) on Monday, September 19, 2011 contains forward-looking statements, including, but not limited to, statements related to the anticipated consummation of the business combination transaction between Jazz Pharmaceuticals and Azur Pharma and the timing and benefits thereof, the combined company’s, and each respective company’s, strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, intellectual property and tax position, management structure, and other statements that are not historical facts. These forward-looking statements are based on Jazz Pharmaceuticals’ current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Jazz Pharmaceuticals’ ability to complete the transaction on the proposed terms and schedule; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transaction; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Jazz Pharmaceuticals’ business, including Jazz Pharmaceuticals’ dependence on sales of Xyrem® and its ability to increase sales of its Xyrem® and Luvox CR® products; competition, including potential generic competition; Jazz Pharmaceuticals’ dependence on single source suppliers and manufacturers; the ability of Jazz Pharmaceuticals to protect its intellectual property and defend its patents; regulatory obligations and oversight; Jazz Pharmaceuticals cash flow; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Jazz Pharmaceuticals’ Securities and Exchange Commission (“SEC”) filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. Jazz Pharmaceuticals undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Jazz Pharmaceuticals and Azur Pharma will be filing documents with the SEC, including the filing by Jazz Pharmaceuticals of a preliminary and definitive proxy statement/prospectus relating to the proposed transaction and the filing by Azur Pharma of a registration statement on Form S-4 that will include the proxy statement/prospectus relating to the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to Jazz Pharmaceuticals’ stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PRELIMINARY AND DEFINITIVE PROXY/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JAZZ PHARMACEUTICALS, AZUR PHARMA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, by directing a request to Jazz Pharmaceuticals’ Investor Relations department at Jazz Pharmaceuticals, Inc., Attention: Investor Relations, 3180 Porter Drive, Palo Alto, California 94304, or to Jazz Pharmaceuticals’ Investor Relations department at 650-496-2800 or by email to investorinfo@jazzpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”

Jazz Pharmaceuticals and its directors and executive officers and Azur Pharma and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Jazz Pharmaceuticals in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Jazz Pharmaceuticals is also included in Jazz Pharmaceuticals’ proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2011. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Jazz Pharmaceuticals as described above.

This communication does not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FINAL TRANSCRIPT

Conference Call Transcript

JAZZ - Jazz Pharmaceuticals, Inc. to Discuss Agreement to Combine with Azur

Pharma to Form Jazz Pharmaceuticals plc Conference Call

Event Date/Time: Sep 19, 2011 / 08:30PM GMT

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CORPORATE PARTICIPANTS

Ami Knoefler

Jazz Pharmaceuticals, Inc. - Exec. Dir. - IR and Corp. Communications

Bruce Cozadd

Jazz Pharmaceuticals, Inc. - Chairman and CEO

Seamus Mulligan

Azur Pharma - Chairman and CEO

Eunan Maguire

Azur Pharma - President North America

Kate Falberg

Jazz Pharmaceuticals, Inc. - CFO and SVP

CONFERENCE CALL PARTICIPANTS

David Amsellem

Piper Jaffray & Co. - Analyst

Gene Mack

Mizuho Securities USA - Analyst

Corey Davis

Jefferies & Company - Analyst

Bill Tanner

Lazard Capital Markets - Analyst

Gregg Gilbert

BofA Merrill Lynch - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Jazz Pharmaceuticals, Incorporated investor call. My name is Lisa, and I will be your Operator for today. At this time all participants are in listen-only mode. Later we will conduct a question-and-answer session. (Operator instructions).

I would now like to turn the conference over to your host for today, Head of Investor Relations and Corporate Communications at Jazz Pharmaceuticals, Ami Knoefler. Please proceed.

Ami Knoefler - Jazz Pharmaceuticals, Inc. - Exec. Dir. - IR and Corp. Communications

Welcome, everyone, and thank you for joining our conference call this afternoon to hear more about the strategic transaction that we have just announced with Azur Pharma. Joining us today are Bruce Cozadd, Chairman and CEO; and Kate Falberg, CFO of Jazz Pharmaceuticals. We also very pleased to have two members of the Azur Pharma management team joining us as well, Seamus Mulligan, Chairman and CEO; and Eunan Maguire, President, US Operations.

Following some prepared comments, we’ll open the call for your questions. I’ll also note that posted on our website and available in conjunction with this webcast are slides for your background information.

As a reminder, certain remarks we make on this conference call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the anticipated consummation of the proposed transaction between Jazz Pharmaceuticals and Azur and the timing and benefits of the transaction; the combined companies’ plans, objectives, expectations and intentions;

future financial results, growth potential, anticipated product portfolio, development programs, intellectual property, tax position, management structure and other statements that are not historical facts. These forward-looking statements involve numerous risks and uncertainties that could cause our actual results to differ significantly from those projected, including without limitation risks and uncertainties associated with the timing and completion of the proposed transaction, opportunities and plans for the combined company including uncertainty of the expected financial performance and growth potential as well as risks related to Jazz Pharmaceuticals’ business detailed in our SEC filings, including under the heading risk factors in our quarterly report on Form 10-Q for the quarter ended June 30, 2011. Our SEC filings and reports are available on our website.

Please also note that we will be filing a proxy statement and Azur Pharma will be filing a registration statement with the SEC. We encourage you to read these and other relevant materials filed by us and Azur Pharma with the SEC because these documents will have important information about the proposed transaction. You can find full prescribing information for the companies’ products on their websites.

Now let me turn the call over to Bruce for opening remarks.

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Thanks, Ami. Hello, everyone, and thank you for joining us this afternoon. As detailed in our press release, we have announced this afternoon an agreement to combine forces with Azur Pharma Limited in a compelling strategic transaction. The deal is exciting on several fronts. It’s consistent with our mission to improve patients’ lives, and it supports our strategy to add to our portfolio through product acquisitions and, over time, to build a robust pipeline of specialty pharmacy products that meet important medical needs.

In fact, today’s announcement should come as no surprise. We have been talking with you for some time about our focus on corporate development and our interest in the strategic transaction that diversifies our revenue stream with more products, fits well with our strategy and builds shareholder value. We’ve talked about our goal of building upon our existing commercial engine and experience to leverage our strength in specialty product marketing. We think this transaction delivers on all these goals and helps pave the way for sustained long-term growth.

I’m not going to rehash the press release or spend much time on the mechanics of the transaction, but the bottom line is that at closing Jazz Pharmaceuticals shareholders will own slightly less than 80% of the combined Company, which will be Jazz Pharmaceuticals plc, an Irish company; and Azur shareholders will own the balance. We anticipate closing will be in the first quarter of 2012, at which time Jazz Pharmaceuticals plc’s capitalization will be approximately 60 million shares fully diluted.

I would like to describe why this transaction positions the Company for a bright future. First, it strengthens our commercial business. We are acutely aware that we have in place a strong core business focused on Xyrem, and we wanted to be careful that any strategic transaction would fit well with that base business, which has been growing so nicely. Together with the portfolio of CNS and women’s health products that the Azur team has created, Jazz Pharmaceuticals plc will have a more diversified portfolio with 12 currently marketed products generating over $475 million in its first full year.

And we are delighted to combine our skills and expertise in the specialty space with a business that is closely aligned with ours, given its heavy emphasis in CNS.

Seamus and Eunan will tell you more about the Azur products, so let me just briefly mention some high points. We see striking business similarities, for example, between Azur Pharma’s Prialt and our product Xyrem. Both have similar selling requirements as high-touch products with a heavy clinical emphasis. We think Prialt has the potential to become a very significant product over time, given its current low market penetration and the potential for long exclusivity.

We also see similarities between Luvox CR and Azur’s FazaClo franchise, both in the psychiatry space. Azur has done an excellent job of preserving and growing this franchise through creative lifecycle management programs. We look forward to working with the Azur team to optimize this franchise.

Turning to women’s health products, Azur has developed a solid presence in this relatively underserved area, led by Elestrin for vasomotor symptoms related to menopause. Women’s health is a new area for our Company, and we look forward to working with Azur team to leverage their existing infrastructure and maximize the potential of these products.

Second, this transaction clearly will strengthen our overall financial position. We expect that, in addition to top-line growth and bottom-line growth fueled by an efficient corporate structure based in Ireland, the Company will have strong cash flow, and the balance sheet for the combined Company will be very solid with approximately $250 million in cash expected at closing and no debt. As Kate will discuss in more detail, the transaction is expected to be accretive to Jazz Pharmaceuticals’ adjusted EPS on a fully-taxed basis.

Third, the transaction will just strengthen our overall organization and leadership team, which is important as we think about long-term growth. It will add depth to capabilities in key areas such as business development and clinical and medical science liaisons. The combined Company will have more talent and broader management expertise.

Seamus Mulligan, Chairman and CEO of Azur, will be a member of the Board and play a key role as Chief Business Officer, International Business Development. Eunan Maguire will be leading Azur operations from Philadelphia as SVP of Azur North America. Other Azur executives, including David Brabazon, Fintan Keegan and Mike Kelly, will join our current team in important management roles. We will also have two additional locations, Dublin and Philadelphia, which we believe will be helpful as we seek to attract and retain talent, and with a bigger footprint including a new presence in Europe will have an excellent platform from which to grow.

And forth, looking ahead, we will also be well-positioned to achieve our longer-term vision. Not only will the combination leverage our combined strengths to maximize growth of the current portfolio of 12 products on the market, but will also have more resources to leverage as we develop and sustain a targeted R&D pipeline for the future. And as a direct result of this transaction, we will have some very interesting franchise management opportunities to pursue in support of the Azur product portfolio.

Finally, I would like to comment on the cultural fit between our two organizations. As we have spent significant time with Azur management team over the past few months, it has been clear that we have similar views and that our organizations are aligned on the key elements of vision and strategy. We both see the value of a genuine focus on meeting patient needs while conducting our business in a compliant manner, ensuring that we maintain a corporate culture that fosters employee engagement. In short, we want to be a great place to work.

As you can tell, we are very pleased with many aspects of this transaction — the product diversity, the growth potential of the Azur portfolio in conjunction with our current business, the great fit with our existing CNS franchise, the addition of the women’s health business and the important structural and financial aspects of the deal. This is an excellent step toward the future.

Now I will hand the call over to Seamus.

Seamus Mulligan - Azur Pharma - Chairman and CEO

Thanks, Bruce. I believe I speak for everyone on the Azur management team in saying that we are extremely delighted to join with you and Jazz Pharmaceuticals in this significant transaction. This alliance is truly the right fit at the right time for both Azur and Jazz, bringing two successful businesses on a path towards greater growth as a combined company. It will leverage our collective skills and the unique commercial and operational platform we’ve created at Azur.

Let me give you a brief overview of Azur, our strengths and our vision. Then Eunan Maguire, President of our US Operations, will go into a bit more detail about our product or photo and why we see it complementing the great success that Jazz Pharmaceuticals has had with Xyrem.

Azur is a privately-held specialty pharmaceutical company co-founded in 2005 by myself, Eunan Maguire and David Brabazon, our Chief Financial Officer. Our goal was to establish a specialty pharmaceuticals business focused on patient needs and one that leveraged our experience in business development, commercialization of specialty products and lower risk development initiatives.

Our initial task was to build our US commercial business. Subsequently, over time, we added a lower risk development project supporting our commercial presence. We have acquired six products or businesses over the time period since our foundation.

While we are successful at business development, we place our main emphasis at creating value post-acquisition by growing revenues and extending lifecycles. Today, Azur is a highly profitable and growing Company with approximately $95 million to $100 million in estimated net sales for 2011, broadly broken out two-thirds in CNS and one-third in women’s health. We’ve established a portfolio of 10 marketed CNS and women’s health products and a strong commercial capability. Of our 172 employees, 105 are in the sales organization in interventional pain, psychiatry and women’s health; 16 are field-based medical or clinical science liaison personnel and the remainder are home office staff in Philadelphia and Dublin.

Our research and development strategy has been to create value through lower risk product development initiatives including lifecycle management, and we have a number of later-stage opportunities which Eunan will touch on.

In the late spring we decided to seek a partner for our company. While we have been very successful to date, we felt a partner would accelerate our development. We are very pleased to partner with the team at Jazz to build a stronger and even more successful specialty pharmaceutical company, one that benefits our patients, employees and investors alike. The cultural and business similarities between Jazz and Azur make this an extremely good fit.

Now let me turn it over to Eunan.

Eunan Maguire - Azur Pharma - President North America

Thanks, Seamus. I’m also really pleased to be here this afternoon to introduce you to the product portfolio we have built at Azur Pharma. As Seamus described, we have built a diversified portfolio of 10 products at Azur in the CNS and women’s health areas. These are promoted by our sales organization of 105 people.

Now, you have some detail in the slide deck about our commercial organization and product portfolio. However, since our Company is private, you may not be familiar with our products. I would like to highlight a few key points about primary drivers of commercial success and how we think about these products contributing to the future growth of Jazz Pharmaceuticals plc.

Let me first add that detailed information about all of our products, including appropriate risks and warnings, are available on our website and the associated product websites.

So firstly, Prialt, or Ziconotide, is an intrathecal therapy for the management of patients that suffer from severe chronic pain. This means the drug is continuously delivered to the fluid surrounding the patient’s spine from a programmable drug pump which is permanently implanted in the patient’s abdomen. Prialt has a unique mechanism of action in directly blocking pain signals transmitted by anti-calcium channels. And so its profile is very different to the opioid class.

Prialt has demonstrated efficacy for severe chronic pain in a broad spectrum of over 80 pain etiologies, including patients suffering from failed back surgery syndrome, neuropathic pain, complex regional pain syndrome and spinal cord injury. The product is generally used in patients who have exhausted other options to manage severe chronic pain. Prialt is a synthetic peptide which was approved by the FDA in 2005, and we acquired the product in mid-2010 and believe there is significant capacity for growth of Prialt given that it’s used in approximately 3% of available pain pumps.

The product is promoted to interventional pain specialists in institutional and private pain management centers by a sales force of 26 sales professionals. Azur also has seven field medical science liaisons to support medical education and information dissemination.

Our next main product, FazaClo, or clozapine, is indicated for the management of both severely ill patients with schizophrenia who fail to respond to standard drug treatment and the reduction in risk of recurrent suicidal behavior in schizophrenia or schizoaffective disorder. Patients prescribed any clozapine product, including FazaClo, must be enrolled in an FDA-approved patient registry due to the risk of agranulocytosis.

Clozapine is widely accepted as a very effective atypical antipsychotic, and FazaClo is a branded orally disintegrating tablet formulation of clozapine. The remainder of the market is a genericized oral tablet market. Azur sells an approximate 10% market share in volume terms with our branded product. The product is supported by a sales force of 23 sales professionals and nine medical staff known as clinical compliance liaisons, and our medical initiatives for FazaClo are directed at supporting patient compliance with this registry.

As Bruce alluded to earlier, Azur also has a pipeline of clozapine products. The original dosage strength of FazaClo, 25 and 100 mg strengths, were approved in 2004. In 2010, Azur received FDA approval for 150 and 200 mg strengths, and we’re focusing our efforts on these new strains. Patients tell us — the physicians tell us they appreciate the greater dosing flexibility and reduced pill burden to patients, especially given the importance of compliance in this particular patient population.

In addition, we are developing an oral suspension formulation of clozapine in conjunction with Douglas Pharmaceuticals for which we plan to file an NDA later this year.

Finally, we’re pursuing a once-daily formulation of clozapine in conjunction with Elan, which is in Phase 2 development.

Our women’s health business is a diverse products led by Elestrin, which is indicated for the treatment of moderate to severe vasomotor systems associated with menopause. Elestrin is the main growth opportunity and was approved in December 2006. It’s a topical estrogen gel product which is applied once daily to the upper arm using a metered dose pump.

Other products in our women’s health portfolio include the prenatal vitamins and some mature franchises. Our women’s health sales team comprises 51 sales representatives and five regional managers who have been successful in growing Elestrin in the large estrogen market.

Azur has built a growing and diversified revenue stream across three specialty areas. I’m tremendously proud of the achievements of our commercial organization in building our business. I believe the combination with Jazz will strengthen both commercial organizations with additional skills and experiences to call on, and enhance our ability to license additional products.

Now I will hand the call over to Kate to provide a financial overview.

Kate Falberg - Jazz Pharmaceuticals, Inc. - CFO and SVP

Thanks, Eunan, and good afternoon, everyone. I would like to begin by adding to Bruce’s comments on the strategic benefits we see from the transaction, particularly as they relate to business development. Our growth strategy for the longer-term hinges on the success of our business development efforts, and we see this transaction as creating a platform for future growth. Not only will we have a new presence in Europe with obvious advantages in terms of proximity, but we also will have more than doubled our business development group by adding senior executives with great experience and established networks in the industry.

Over time we are interested in looking at expansion into new markets and a presence in Europe makes that a viable option to evaluate.

Since Azur is a private company, we want to provide a quick overview of their financials. More information about historical financial performance will be included in the regulatory filings to come. This year, Azur expect to achieve approximately $95 million to $100 million in net sales, a significant increase over 2010, driven primarily by growth in sales of Prialt and Elestrin.

Combined R&D and SG&A expenses this year are expected to be approximately $50 million to $55 million. EBITDA is expected to be $27 million to $31 million, up significantly from 2010. Azur also has a strong balance sheet with approximately $83 million in cash and only $5 million in debt as of June 30. We expect significant financial benefits from the combination due to the profit contribution from the Azur products and their cash on hand. Along with the strategic benefits, we are confident this is a good transaction for our stockholders.

As Bruce noted earlier, the transaction is expected to be accretive to Jazz Pharmaceuticals’ stand-alone after-tax adjusted EPS. I want to walk through some of the financial assumptions for you. In terms of operating expenses, we have not planned on operating cost synergies from the transaction. Regarding taxes, I want to first provide some background unrelated to this transaction. As you know, we currently have significant NOLs that are fully reserved on our balance sheet so we don’t record a tax provision. We and our auditors review the appropriate reserve amount periodically and, at the time that it becomes more likely than not that the NOLs will be fully utilized, we would reverse the valuation allowance, resulting in a non-cash P&L gain. And from that time forward, we would begin recording a tax provision.

As a stand-alone company, we would expect to have a combined federal and state tax rate of approximately 40%. As an Irish company, we expect that Jazz Pharmaceuticals plc will benefit significantly from a lower tax burden, as current and future products can be licensed, developed and acquired by the plc. 2012 will be a transition year for taxes, and the tax rate will depend on several factors, including the timing of transaction closing. We currently expect the tax rate to be in the low to mid 30s in 2012. We will be available to refine that estimate after the transaction closes.

Beyond next year, we will expect a tax rate in the mid-20%s, reflecting a combination of US and Irish taxes. I will also point out that we continue to expect to be able to fully utilize our remaining NOLs.

Regarding next steps, we and Azur expect to file the preliminary proxy and S-4 in the next several weeks, and the transaction is subject to normal closing conditions and approvals. We expect the transaction to be completed in the first quarter of 2012.

In closing, we are very excited about this combination and believe that Jazz Pharmaceuticals plc will be an even more compelling investment. We look forward to working with the Azur management team to get the transaction completed as quickly as possible.

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Thanks, Kate and Seamus and Eunan for your comments. I trust all of you can sense our shared enthusiasm for this merger, which unites two profitable, growing specialty pharmaceutical companies to create a stronger platform for continued growth.

Thanks for your attention, and we will now take your questions.

QUESTION AND ANSWER

Operator

(Operator instructions) David Amsellem, Piper Jaffray.

David Amsellem - Piper Jaffray & Co. - Analyst

Just a couple — first, on Prialt, can you go into specifics on what kind of organic growth you are seeing for that product? How do you envision the expansion of the franchise playing out? Where do you see peak sales, perhaps? And do you see any possibility there could be a generic for a product with this kind of profile?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Just some color before I hand it over to Eunan to give you a little more information. We really aren’t going to be, on this call, providing a lot of specific forward-looking guidance. We think that guidance will more properly come at the time we close the deal and move into early 2012. But I think Eunan probably can comment from a general growth possibilities for the product and what we see in terms of a nice exclusivity period.

Eunan Maguire - Azur Pharma - President North America

Thanks, Bruce. We have got an exclusivity on the Orange Book that’s a patent through December 2016, and we also have additional IP that would extend to 2024. It’s a highly complex peptide as well, so that may add additional protection.

In terms of growth, I think Bruce said we are not making forward-looking statements. But we are, as a Company, focusing on medical education, a new promotional campaign at the moment as well as ameliorating the reimbursement horizon.

David Amsellem - Piper Jaffray & Co. - Analyst

Okay, thanks. And a little bit of color on the growth rate. Would you characterize it as a consistent double-digit grower historically? And is that sort of a good way to think about the growth of the franchise going forward?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

No. Again, without going into a lot of detail we would say that we see consistent, steady growth of the product, but not currently at a high rate.

David Amsellem - Piper Jaffray & Co. - Analyst

Got it. And then question on FazaClo. This is, right now, the biggest single seller of the Azur portfolio, and it’s going to face generic competition. So I guess the question here, Bruce, is what was attractive to you about that particular product? Is there something about the line extension opportunities that give you confidence that the franchise really does have some sustainability beyond the generic increase over the next few years?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Yes. Let me suggest that Seamus address that question.

Seamus Mulligan - Azur Pharma - Chairman and CEO

Thank you for that. I think the FazaClo (inaudible) you have to look at as a clozapine franchise. And we have gained a lot of knowledge about both use of clozapine and the opportunities within that category. You see already the development and launch of a high-dose formulation of FazaClo, which we are actively converting the lower-dose strengths to, as we speak. And that will have greater exclusivity out into 2015, at least.

Beyond that, we have an oral suspension which we will file an NDA later this year, and we think that is a niche product with particular applicability in some longer-term institutions. So it has value, again, in that franchise.

And after that, the QD formulation that we have been working with publicly with Elan — I’m sorry — I should state it’s no longer Elan; it is Alkermes at this point in time we are now contracted with. That has finished oral formulation development, and we are in stage 2 with that, and we think it has potentially some, again, unique clinical benefits that we would seek to prove.

David Amsellem - Piper Jaffray & Co. - Analyst

Okay. One last question, if I may. Kate, you assume in your comments on the financials no operating synergies. But, given the CNS overlap among, I guess that begs the question, is there potential for cost savings from combining the CNS organizations down the road?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

So, David, I know you direct it at Kate, but I think I’ll take it because this is a really critical point to make. We’ve got two growing organizations right now where we’ve got sales forces that are promoting products that we view as very promotional sensitive that require a lot of expertise. And the best thing, we think, for the companies individually and then combined and for the growth of these products and helping these patient populations is to keep our sales forces focused on the products they are detailing now.

Over time, will there be an opportunity either within our existing combined portfolio or as we add new products, to think about how we best utilize that talent? Absolutely, and I’m sure the management teams will collaborate on that over time. But for right now, we don’t see reducing the expertise or the resources of the combined Company as being in any way productive — quite the contrary. We have got two organizations that, if anything, are continuing to add resources to meet our growth opportunities.

David Amsellem - Piper Jaffray & Co. - Analyst

All right, thank you.

Operator

Gene Mack, Mizuho.

Gene Mack - Mizuho Securities USA - Analyst

Thanks, just a couple of questions on logistics. How will you be reporting over the next couple quarters until closing? Will you report the Azur product performance as well, along with your own in some sort of pro forma basis, or will you just keep everything separate?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

No. From now until closing, we are continuing to be Jazz Pharmaceuticals, Inc., reporting our financial results, and I don’t believe we will be commenting on any results beyond that.

Gene Mack - Mizuho Securities USA - Analyst

Okay. And then in terms of Prialt itself, how much benefit do you see being able to share from your experience with Xyrem over to Prialt? Is there going to be — or are the sales forces going to be truly separate, or will you intermingle in order to sort of combine strategy at all there? What sort of things can you tell us about how Prialt might benefit from the experience you’ve had with Xyrem?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Well, again, as I outlined when I talked about the business similarities between Xyrem and Prialt, I think we’ve got two products where our respective organizations have learned a tremendous amount about how we can help physicians and patients benefit from these products that are really aimed at a specific patient population with a real medical need.

And I don’t think it’s going to be as simple as the Xyrem expertise will help Prialt; I think it goes both directions. I would say the same thing about Luvox CR and FazaClo. We will certainly be putting our heads together at a management team level to see how we can share some of the learnings we’ve both had as we’ve developed real growth opportunities in these niche markets.

Gene Mack - Mizuho Securities USA - Analyst

Does the transaction today move you any closer or further away or the same towards getting some sort of clawback to Xyrem in Europe?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Interesting question, and we have a partner in Europe, UCB, who sells Xyrem in a number of countries, in narcolepsy. That has been growing for them. Whether there would be an opportunity for us to participate in that in a different way going forward I think is probably too speculative for me to comment on right now.

Gene Mack - Mizuho Securities USA - Analyst

Okay. Just finally, I think in the press release it mentioned intranasal clonazepam. Does that mean that that’s back on the table and we’ll be hearing about a development effort there soon, or is that still yet to be determined?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Yes. So we have not made any announcement about that program I think for the last quarter or so. As you know, we were reevaluating whether it made sense to take that forward, given the competitive landscape and the time and cost of development. To my knowledge, we don’t reference that program at all in today’s press release.

Gene Mack - Mizuho Securities USA - Analyst

Maybe I confused it with —

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Yes, clonazepam and clozapine are a little similar.

Gene Mack - Mizuho Securities USA - Analyst

Yes, you’ll have to forgive me — all right, thanks, that’s it for me.

Operator

Corey Davis, Jefferies.

Corey Davis - Jefferies & Company - Analyst

A couple questions — first, your guidance for revenue from the combined Company is $475 million, if I read it correctly, and Jazz is running at $250 million. You said Azur was $100 million, so it’s a $350 million run rate. Yet within 12 months, maybe a little bit more, you are up to $475 million. So can you elaborate a little bit more on where that big step up is going to come from, mostly? Is it mostly from Xyrem or other things that I’m not thinking about?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Yes, Corey, we are not really going to give a breakdown here but, as you know, our revenue stream alone has been growing very rapidly. And so I think projecting that that rapid growth would continue in the next year likely won’t come as a surprise to anyone. Likewise, we’ve seen good growth in the Azur portfolio on the revenue side. So when we put these two organizations together and keep everyone focused on continued growth, I think you see the results in that $475 million figure we gave you to give you a sense for the scale of the combined organization.

Corey Davis - Jefferies & Company - Analyst

Okay. And then it wasn’t clear to me exactly what’s going to happen with respect to the corporate tax rate. I heard what you said about the combined Company, but can you apply the Irish tax rate to what you would be paying in the US on Xyrem?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Yes, let me have Kate address that.

Kate Falberg - Jazz Pharmaceuticals, Inc. - CFO and SVP

Hey, Corey, Good question. So Azur has — they have systems and processes in place and agreements in place that they use to manage their business today. And over time, we can essentially mirror those systems and processes as they relate to our current products. And we think that as we project forward we will wind up with the net result of a blended tax rate between the Irish tax rate and the US tax rate.

Corey Davis - Jefferies & Company - Analyst

Let me ask it a different way. Are you going to move Xyrem to the Irish tax jurisdiction, or is it not that simple?

Kate Falberg - Jazz Pharmaceuticals, Inc. - CFO and SVP

No, we will have more details as time goes on. I don’t want to get into a lot of details on this call, but suffice to say as we combine the companies together, we do expect to result in a blended tax rate for the overall Company. And so there will be some benefit applied to our current products.

Corey Davis - Jefferies & Company - Analyst

Okay. And then your statement about it being accretive to Jazz’s fully taxed after-tax earnings — would it be too cynical to say that all of that accretion is just coming from applying a lower tax rate?

Kate Falberg - Jazz Pharmaceuticals, Inc. - CFO and SVP

That would be inaccurate. We do see a profit contribution that is significant coming from the Azur products, and we see a terrific new platform that we are putting in place to grow from. And then, in addition, we do expect to have some tax benefits. But those are sort of ancillary to the value that we see in this transaction.

Corey Davis - Jefferies & Company - Analyst

Then last question — is this acquisition is going to take, say, a year to integrate and assess and evaluate? Or is this just the first of what we can think of as several other transactions now that the Company has much more critical mass?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

I think more the latter, Corey. I think we keep using the term platform to describe where we are going to end up because we do see it as a good basis for future growth. In terms of taking a long time to integrate, we are not talking about two huge organizations here in terms of number of employees. I think they’re both well managed. And since we are not looking at cost cutting as a primary driver of deal value here, I think integration is just an opportunity to do things even better going forward, rather than a complex process that would take a year to get through.

Corey Davis - Jefferies & Company - Analyst

All right, great, that’s all I had, thanks.

Operator

Bill Tanner, Lazard Capital Markets.

Bill Tanner - Lazard Capital Markets - Analyst

This may be for Seamus or Eunan, the first question, and I apologize if you addressed it. Just — I know one of you mentioned that the Company had been seeking a partner since the spring. I’m just curious on the rationale for that back then, if it’s a critical mass issue, a diversification of the product portfolio, just philosophically wanted to understand that.

Seamus Mulligan - Azur Pharma - Chairman and CEO

Thanks, Bill, for the question, Seamus here. The Company has been doing very well. We’re fast-growing, we’re profitable, we have cash. We want to grow at a faster and a better rate and look at more compelling opportunities. And that’s why we set out upon this process to find a partner and a structure that would allow us to do that. I have to say I’m very pleased with the fit of both the culture and the companies we have put together with Jazz because we achieve our objective of a big company capable of actually now going after significant opportunities.

Bill Tanner - Lazard Capital Markets - Analyst

Okay, and then maybe just a couple questions for you, Bruce. You mentioned that the Company will have $250 million in cash and obviously being quite profitable. I’m curious if you could speak to maybe a little bit forward-looking, the use of the cash. Then again, if it’s too forward-looking, I understand.

As it relates to R&D, how you see — because it sounds like Azur has been more, as you guys mentioned, lifecycle management, how you see the combined entity, what the focus on the R&D front is.

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Sure, good question, Bill. So this does give us more financial strength moving forward, whether it’s starting cash balance or ongoing cash flow. And just as we’ve answered questions about use of cash for the past year, I don’t think we’ve got a different answer now. Use of cash to us can fall into a couple of buckets. One is investing and optimizing our current business. So where we see opportunities to invest more behind Xyrem or now more behind the Azur Pharma portfolio, where we can earn a good return on that investment, we will do so.

The second element of the strategy is, where can we had additional commercial assets that leverage our infrastructure. We will continue as a joint organization to focus on that.

The third piece of the strategy is where can we make smart R&D investments where we can develop products that are a good fit with the specialty commercial organization, selling to a concentrated group of physicians where our efforts can make a big difference in advancing therapy for patients that can benefit from those products. If we focus on those three areas, I think we can continue creating substantial value for stockholders.

Bill Tanner - Lazard Capital Markets - Analyst

Okay, thank you.

Operator

(Operator instructions) Gregg Gilbert, Bank of America.

Gregg Gilbert - BofA Merrill Lynch - Analyst

I have two — first, for Bruce at a high level, I’m curious how much a role did the tax story play here, at least qualitatively? For one, I’m surprised that there hasn’t been more of this kind of activity in the industry.

Then my other question is for the folks on the Azur side. Could you provide some color around how you diligenced the Xyrem IP and just competitive threat situation? Thanks.

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

So, Gregg, on your first question, what role did tax play in this — when we set out our corporate development objectives for the year, as I think we communicated pretty clearly to everyone, we were really looking to expand our commercial business and give the Company a better position from which to move forward. And that’s the way we got to looking at Azur, really on the basis of a portfolio of commercial assets, a team that has proven it can perform well in growing those assets and a good fit with our organization.

The tax benefits are nice, and I think particularly as we look at future opportunities together, may provide us a competitive advantage with respect to other companies. But it was not the driver for this transaction.

And let me hand it over to Seamus on your question on diligence, I guess.

Seamus Mulligan - Azur Pharma - Chairman and CEO

I think, if you look at Azur, you will see that the transactions we have made since we founded the Company — we have been careful in both the structuring and in the diligencing of the assets we have acquired. And we have maintained that same discipline in evaluating this transaction. Now I can just say, as a significant shareholder in Azur, I’m very pleased with this transaction and with the value that we have created together.

Gregg Gilbert - BofA Merrill Lynch - Analyst

And one technicality question — is this essentially going to be Azur to be renamed Jazz?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

In terms of the way the transaction happens from a technical perspective, yes.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Thank you.

Operator

David Amsellem, with Piper Jaffray.

David Amsellem - Piper Jaffray & Co. - Analyst

So, thanks for taking the questions. So a couple — one on FazaClo, this is just to clarify. Can you say what other Paragraph IV filers are out there for the lower dose and HD?

And then the second question is, the women’s health business being sort of a new specialty for you, I guess can you give us a sense of your level of commitment to that business longer-term and how you envision that business playing a role in the overall organization?

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Let’s start out with the question on FazaClo and the filers, and maybe I will turn it over to Eunan for that.

Eunan Maguire - Azur Pharma - President North America

Sure, thanks Bruce. There are three filers on the lower-dosage strength. None of those products have been — the NDAs have been approved, and we have assessment with Teva we believe to be the first to file.

In respect with the higher-dosage strength, we have one filer, and we have settled with that filer and the guidance we gave on dates. For the lower-dosage strengths, the entry dates would be expected at 2012 in the middle of the year. And for the higher dosage strengths, we would expect the entry in the middle of 2015.

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

And then the second part of your question was about women’s health and how that fits in. We would say at this point that will be part of a diversified portfolio. It’s an area where Azur has shown the ability to generate some growth. We look forward to expanding on that as a combined Company.

David Amsellem - Piper Jaffray & Co. - Analyst

Okay, thanks again.

Operator

(Operator instructions) Gregg Gilbert, Bank of America.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Just one more, Bruce. I’m curious as to what your sense has been as you’ve met with investors/shareholders over the past year or two, to what extent diversity was something that they were looking more for, let’s say, relative to Jazz.

Bruce Cozadd - Jazz Pharmaceuticals, Inc. - Chairman and CEO

Well, it’s an interesting question. I think there’s good diversity and bad diversity. If diversity means you’ve got a larger, growing portfolio that makes the company financially stronger and is earnings accretive, I think it’s a great thing. If you’re looking at diversification just as downside protection, maybe less so. And I think our focus was clearly on the former.

How could we do something that would be value-creating for our stockholders and at the same time give us a broader revenue base? And we think this transaction does those things.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Thanks a lot.

Operator

There are no additional questions at this time. I would now like to turn the presentation back over to Ami Knoefler for closing remarks.

Ami Knoefler - Jazz Pharmaceuticals, Inc. - Exec. Dir. - IR and Corp. Communications

Great. Thank you all for joining today’s conference call. As a reminder, we will be presenting tomorrow at the UBS Global Life Sciences Conference in New York. We look forward to seeing those of you who are attending the conference and our presentation will also be available via webcast. Thanks and have a great evening.

Operator

Thank you very much. This concludes today’s conference. Thank you for your participation. You may now disconnect. Have a great day.

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